CANARY WHARF
GROUP PLC

82-4997

03 APR -9 AM 7:21


03050170

JRG/AM/2530
02 April 2003

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington D.C. 20549
USA

SUPPL

PROCESSED
APR 24 2003
THOMSON FINANCIAL

Dear Ladies and Gentlemen

Canary Wharf Group plc – Submission Pursuant to Rule 12g3-2(b) under The Securities Exchange Act of 1934 ('Exchange Act')

We furnish herewith a supplement to our initial submission pursuant to Rule 12g3-2(b) of the Exchange Act, submitted to the Securities and Exchange Commission (the 'SEC') on August 11, 1999 consisting of announcements relating to directors' interests, notification of major interest in shares and announcement of interim results.

The information and documents furnished pursuant to Rule 12g3-2(b) of the Exchange Act shall not be deemed to be filed with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Any questions with regard to the enclosed submission may be addressed to the undersigned at 011-44-20-7418-2312.

Yours sincerely

J R Garwood
Group Company Secretary

dlw 4/22

Canary Wharf Group - Director Shareholding

RNS Number:7994F
Canary Wharf Group PLC
06 January 2003

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company
CANARY WHARF GROUP plc

2. Name of director(s)
(i) A. Peter Anderson and (ii) George Iacobescu

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest
As beneficiaries under an Employee Trust established for the benefit of all employees participatir
Canary Wharf All Employee Share Plan ("Canary Wharf AESOP")

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
Capita IRG Trustees Limited re. Canary Wharf AESOP

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)
N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
Acquisition by Capita IRG Trustees Limited on behalf of the Canary Wharf AESOP (see 3 above)

7. Number of shares / amount of stock acquired
(i) 159

(ii) 159

by the named directors

8. Percentage of issued class£
i. 0.000027%
ii. 0.000027%

9. Number of shares/amount of stock disposed
N/A

10. Percentage of issued class
N/A

11. Class of security
Ordinary shares of 1 pence each

12. Price per share
£2.36481

13. Date of transaction
23 December 2002

14. Date company informed
06 January 2003

15. Total holding following this notification
i. A. Peter Anderson 4,507
ii. George Iacobescu 804,912*

16. Total percentage holding of issued class following this notification £
i. A. Peter Anderson : 0.00077%
ii. George Iacobescu: 0.13759% *

If a director has been granted options by the company please complete the following boxes. N/A

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information
Based on issued share capital of 585,008,225 shares of 1 pence each as at 6 January 2003.

* Included in the above figure are 527 ordinary shares of 1p each held by Mr Iacobescu's spouse

24. Name of contact and telephone number for queries
John Garwood - 020 7418 2312

25. Name and signature of authorised company official responsible for making this notification
John Garwood

Company Secretary

Date of Notification
6 January 2003

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Canary Wharf Group - Director Shareholding

RNS Number:7300G
Canary Wharf Group PLC
28 January 2003

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company
CANARY WHARF GROUP plc

2. Name of director(s)
(i) A. Peter Anderson and (ii) George Iacobescu

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest
As beneficiaries under an Employee Trust established for the benefit of all employees participatir
Canary Wharf All Employee Share Plan ("Canary Wharf AESOP")

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
Capita IRG Trustees Limited re. Canary Wharf AESOP

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)
N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
Acquisition by Capita IRG Trustees Limited on behalf of the Canary Wharf AESOP (see 3 above)

7. Number of shares / amount of stock acquired
(i) 159

(ii) 156

by the named directors

8. Percentage of issued class£
i. 0.000027%
ii. 0.000027%

9. Number of shares/amount of stock disposed
N/A

10. Percentage of issued class
N/A

11. Class of security
Ordinary shares of 1 pence each

12. Price per share
£2.379508

13. Date of transaction
24 January 2003

14. Date company informed
27 January 2003

15. Total holding following this notification
i. A. Peter Anderson 4,666
ii. George Iacobescu 805,068*

16. Total percentage holding of issued class following this notification £
i. A. Peter Anderson : 0.00080%
ii. George Iacobescu: 0.13762% *

If a director has been granted options by the company please complete the following boxes. N/A

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information
£ Based on issued share capital of 585,008,225 shares of 1 pence each as at 27 January 2003.

* Included in the above figure is 527 ordinary shares of 1p each held by Mr Iacobescu's spouse

24. Name of contact and telephone number for queries
John Garwood - 020 7418 2312

25. Name and signature of authorised company official responsible for making this notification
John Garwood

Company Secretary

Date of Notification
27 January 2003

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Canary Wharf Group - Notice of Results

RNS Number:6583H
Canary Wharf Group PLC
18 February 2003

Canary Wharf Group plc

Notice of Interim Results

The Board of Canary Wharf Group plc will announce its Interim Results for the six month period ended 31 December 2002 on Wednesday 12 March 2003.

Date: 18 February 2003

Enquiries:

John Garwood

Company Secretary

Wendy Timmons

Head of Communications

Canary Wharf Group plc

Tel: + 44 (0) 20 7418 2000

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Canary Wharf Group - Director Shareholding

RNS Number:2256I
Canary Wharf Group PLC
03 March 2003

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

CANARY WHARF GROUP plc

2. Name of director(s)

(i) A. Peter Anderson and (ii) George Iacobescu

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As beneficiaries under an Employee Trust established for the benefit of all employees participating in the Canary Wharf All Employee Share Plan ("Canary Wharf AESOP")

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Capita IRG Trustees Limited re. Canary Wharf AESOP

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Acquisition by Capita IRG Trustees Limited on behalf of the Canary Wharf AESOP (see 3 above)

7. Number of shares / amount of stock acquired

(i) 162

(ii) 162

by the named directors

8. Percentage of issued class£

i. 0.000028%
ii. 0.000028%

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary shares of 1 pence each

12. Price per share

£2.30

13. Date of transaction

27 February 2003

14. Date company informed

28 February 2003

15. Total holding following this notification

i. A. Peter Anderson 4,828
ii. George Iacobescu 805,230*

16. Total percentage holding of issued class following this notification £

i. A. Peter Anderson : 0.00083%
ii. George Iacobescu: 0.13764% *

If a director has been granted options by the company please complete the following boxes. N/A

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

£ Based on issued share capital of 585,008,225 shares of 1 pence each as at 28 February 2003.

* Included in the above figure is 527 ordinary shares of 1p each held by Mr Iacobescu's spouse

24. Name of contact and telephone number for queries

Anna Marie Holland - 020 7537 5396

25. Name and signature of authorised company official responsible for making this notification

John Garwood

Company Secretary

Date of Notification
3 March 2003

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Canary Wharf Group - Interim Results

RNS Number:6059I
Canary Wharf Group PLC
12 March 2003

12 March 2003 -

ANNOUNCEMENT OF RESULTS
SIX MONTHS ENDED 31 DECEMBER 2002

FINANCIAL HIGHLIGHTS

	Notes	Unaudited Six months ended 31 December 2002 £m	Ur Si€ I
Turnover - rents and service charges		120.8	
Exceptional item:			
- amortisation of investment in own shares		(2.8)	
Operating profit		78.4	
Exceptional items:			
- deferred consideration on sale of subsidiary undertaking		2.9	
- costs of group restructuring		-	
Profit before interest after exceptional items		81.3	
Net interest payable		(76.3)	
Profit for the financial period before taxation		5.0	
Profit for the financial period before taxation excluding exceptional items		4.9	
Profit for the financial period after taxation		4.9	
Special dividend		(372.8)	
Basic earnings per share		0.8p	
Diluted earnings per share		0.8p	

	Notes	Unaudited at 31 December 2002 £m	at
Investment properties	(1)	3,700.4	
Properties under construction and properties held for development	(2)	1,171.6	
Net debt		(3,424.3)	(:
Other net (liabilities)/assets		(53.7)	
		----------	---
Net assets		1,394.0	
Net assets at net book value after adding back deferred tax provision		1,445.7	
Properties under construction and properties held for development	(3)		
- at Market Value		1,891.9	
- at present value of Net Realisable Value		3,022.1	
Net Asset Value per share based on Net Realisable Value excluding deferred tax	(4)	£5.63	
Fully diluted Net Asset Value per share based on Net Realisable Value excluding deferred tax	(4)	£5.51	
Cumulative return of capital			
* share repurchases		514.2	
* special dividend		372.8	
		----------	---
		887.0	
		----------	---

(1) The interim results include adjustment for revaluation of investment properties. This resulted in a revaluation surplus of £12.0 million including £188.1 million surplus attributable to properties completed in the period.

(2)Properties under construction and properties held for development stated at cost

(3) Refer to 'Business Review - Valuations' of the announcement for an

explanation of the basis of valuation

(4) Refer to 'Business Review - Balance Sheet' of the announcement for an explanation of the basis of calculation

AT 31 DECEMBER 2002:

* The group's investment portfolio totalling 7.3 million sq ft was 93.3% let
* Surplus on revaluation of the three investment properties completed in the period of £188.1 million
* Decrease on revaluation of the investment properties held throughout the period of £176.1 million (or 5.4%)
* Present value of Net Realisable Value of property portfolio £6,763.9 million against £6,769.2 million at 30 June 2002, a reduction of 6.7% disregarding additions in the period *
* Seven buildings under construction totalling 4.3 million sq ft of which 87.7% is covered by agreements for lease
* During the period 25.2 million shares bought back at a cost of £108.1 million
* Special dividend paid of £372.8 million bringing the total return of capital to date to £887.0 million
* Adjusted net asset value per share (based on net realisable value) £5.63 against £7.05 at 30 June 2002, net of the special dividend**

* Refer to 'Business Review - Valuations' of the announcement for an explanation of the basis of valuation

** Refer to 'Business Review - Balance Sheet' of the announcement for an explanation of the basis of calculation

DURING THE PERIOD:

* Construction was completed on three properties, comprising 5 Canada Square (515,100 sq ft fully let to CSFB), 20 Canada Square (527,200 sq ft of which 266,200 sq ft has been let to The Mc-Graw Hill Companies) and the Canada Place retail extension (201,000 sq ft fully let to Waitrose, Reebok and Conran Restaurants)

* In October 2002 the group completed a securitisation tap issue raising £510 million

RECENT EVENTS:

* In January 2003 the group redeemed £85.0 million of Class D Notes (BBB rated) issued in 1997. Redemption was financed by a new £85.0 million bank facility.

CONTACTS:

George Iacobescu
Chief Executive

Peter Anderson
Managing Director, Finance

Wendy Timmons
Head of Corporate Communications

Canary Wharf Group plc
Telephone: 020 7418 2000

A copy of the Interim Statement will be sent to shareholders and copies will be made available to the public on request to the Company Secretary at the registered office, One Canada Square, Canary Wharf, London E14 5AB.

The information in this announcement was approved by the board of directors on 11 March 2003.

CHAIRMAN'S AND CHIEF EXECUTIVE'S STATEMENT

Against a backdrop of global political and economic uncertainty and reduced

levels of confidence, reflected in the current difficult market conditions, we are pleased to be able to report to shareholders on further progress at Canary Wharf. The original 1987 master plan for Canary Wharf envisaged 13.5 million sq ft of office and retail development. At the time we went public in 1999, the planned development still totalled 13.5 million sq ft of which 4.7 million sq ft had been completed, with 8.8 million sq ft under development or awaiting future development, out of which 3.6 million sq ft was under construction.

Today we have reached a point where, with the completion of the Barclays PLC headquarters building by mid 2004, we will have completed 9.4 million sq ft since flotation and Canary Wharf will comprise 14.1 million sq ft. During the period between 1999 and 2003 the Canary Wharf estate has achieved true critical mass. Creating a new integrated business district is not only a function of major buildings but also requires new parks, retail shops and the amenities tenants and the neighbourhood require for daily life. The investment we have made in these facilities will not only underpin the long term investment value but will also attract further development and services for the area which in turn will create further value.

During the period since flotation we have also taken several steps to expand the estate. We have acquired an additional 1.7 million sq ft for development on Canary Wharf through an increase of density. We expect there to be development opportunities arising out of this increase over the next two to three years. Adjacent development sites at North Quay and Riverside have been acquired where we are in the process of seeking planning permission to increase potential development to 4.2 million sq ft and which we anticipate will be developed in five to seven years. We also have interests in land at the western edge of Heron Quays where the development of a further 1.5 million sq ft is currently being planned. This development will link the Clifford Chance, Lehman Brothers, Northern Trust Company and Morgan Stanley buildings on Heron Quays with the planned development at Riverside. In aggregate we expect the Canary Wharf estate overall to be well in excess of 20 million sq ft.

Now that the Canary Wharf project, as originally conceived, has largely been built we believe that it is in the best interests of our shareholders to now focus on enhancing shareholder value by capturing the values that have already been created, whilst also preparing for the future phases of development. To this end, we are continuing to explore various options for maximising and realising value for our shareholders.

Financial

Profit before taxation for the six months ended 31 December 2002 was £4.9 million before exceptional items in comparison with £15.2 million for the equivalent period in 2001. The reduction in profit before taxation was primarily attributable to net interest payable, which increased from £39.3 million to £76.3 million as a result of the securitisations completed in February and October 2002. These debt issues have funded the share buy-back programme and a special dividend, which to date have resulted in a total return of capital of £887 million. The increase in net interest payable was partially offset by an increase in turnover from £94.2 million for the six months ended 31 December 2001 to £120.8 million in the six months ended 31 December 2002, an increase of 28.2%.

As a result of the return of capital programme, net assets fell from £1,860.3 million at 30 June 2002 to £1,394.0 million at 31 December 2002, a reduction of £466.3 million. £480.9 million was attributable to share buy-backs in the period together with the special dividend which was paid in November.

The group's investment properties were revalued at 31 December 2002 resulting in a reduction of £176.1 million in the valuation of properties held throughout the period, representing a fall of 5.4%. This was offset by a surplus of £188.1 million on the revaluation of the three properties which were completed in the period.

On the adjusted net asset value basis, which revalues properties under construction and held for development to their Net Realisable Value and adds back the provision for deferred tax, the adjusted net asset value per share reduced from £7.05 per share at 30 June 2002 to £5.63 per share at 31 December 2002 (before dilution), a reduction of £1.42 per share. The reduction in adjusted net asset value in part reflects the special dividend of 64.27 pence per share and in part a reduction in the Net Realisable Value of the property portfolio totalling £481.9 million (or 6.7%) after additions in the period, equivalent to 82 pence per share.

Capital Structure

In October 2002 we completed a £510 million tap issue taking the total

securitised debt issued by Canary Wharf Finance II plc to £3,117 million. One new office building (40 Bank Street) and the new retail properties at Jubilee Place and 16-19 Canada Square were added to the asset pool and of the £510 million raised, £450 million was rated AAA.

Part of the proceeds of this tap issue were set aside to fund completion of the new properties added to the securitisation. The remainder of the proceeds was used to fund payment of the special dividend totalling £372.8 million. This special dividend was part of our return of capital programme of which just under half has already been completed through a combination of share buy-backs and the special dividend.

Subsequent to the period end, in January 2003, the £85 million Class D (BBB rated) Notes issued by Canary Wharf Finance plc in 1997 were redeemed. Redemption of the Notes was funded by an 18 month bank facility.

In December 2002 we entered into a loan facility secured on 1 Churchill Place (BP1) which enables us, at our option, to draw down between £529 million and £600 million when the property reaches practical completion in July 2004 and the related construction financing is repaid. In March 2003 we also entered into a £225 million facility to be secured on 20 Canada Square (DS4) when drawn down.

With the completion of these two facilities, permanent financing in excess of that required to complete all remaining buildings under construction has been put in place.

Construction

Our extensive construction programme is making excellent progress. In September we opened a new retail building, the 201,000 sq ft Canada Place retail extension with our anchor tenant Waitrose Food & Home. The customer response has been overwhelming and weekend trading in the malls has increased markedly. We look forward to opening the new 89,800 sq ft Jubilee Place mall in September this year anchored by Marks & Spencer which will further enhance our weekend destination mall offering. This new mall will bring the total retail offering at Canary Wharf to approximately 550,000 sq ft.

In October 2002 we reached practical completion of the 515,100 sq ft CSFB building at 5 Canada Square now partially sublet to Bank of America. In January 2003 we reached practical completion of the 527,200 sq ft 20 Canada Square, of which McGraw Hill will be leasing 266,200 sq ft. During the course of 2003 we will complete four additional major buildings totalling 3.2 million sq ft; 10 Upper Bank Street, a 1,000,000 sq ft building let to Clifford Chance; 20 Bank Street, a 535,000 sq ft building let to Morgan Stanley; 25-30 Bank Street, a 1,008,500 sq ft building let to Lehman Brothers; and our 607,400 sq ft speculative building at 40 Bank Street, of which 211,500 sq ft has been let to Skadden Arps Slate Meagher & Flom and Allen & Overy. We have previously announced that we would suspend further speculative development whilst we continue to work on the single speculative building which is currently underway and already partially let. This policy will be maintained to ensure that speculative development is controlled. The final building under construction, is the Barclays PLC 1,000,000 sq ft headquarters building which will be completed in mid 2004. When completed the Barclays building will bring the entire Canary Wharf estate to a total of 14.1 million sq ft of which we will own 11.6 million sq ft.

In respect of completed investment properties 487,000 sq ft is currently available to let and with properties due for completion in 2003 available space will increase to 986,000 sq ft. In addition certain tenants have options to put back space exercisable over the next two years totalling 625,000 sq ft, of which 237,000 sq ft relates to properties due for completion in 2003 and 330,000 sq ft relates to properties due for completion in 2004. The majority of the space which could be put back relating to properties completing in 2003 would be for terms of 5 to 10 years, after which the space reverts to the tenant. If all of these put options were exercised, the available space would increase to 1.25 million sq ft by the end of 2003 and to 1.6 million sq ft by the end of 2004, less the amount of space which may be leased during the period. Furthermore, tenants in the existing investment properties have break options over 312,500 sq ft which are exercisable over the period to the end of 2004.

Leasing Market

The Central London leasing market has continued to experience difficult trading conditions over the 6 months to December 2002 as global economic conditions and political uncertainty continue to constrain transactional activity. The annual take up for the whole of Central London amounted to 9.6 million sq ft in 2002,

the lowest level since 1992.

Overall vacancy rates across Central London increased to 10.1% by the year end, although this is still significantly below those levels experienced in the early 1990s. Additionally, it is important to note that there are significant levels of fragmentation and second hand accommodation within this supply dynamic.

The vacancy rate at Canary Wharf for the group's investment portfolio has increased in the 6 months to 31 December 2002 to 6.7%. The majority of this accommodation is brand new as a result of the completion of 20 Canada Square, with approximately 249,000 sq ft available. The impending completion of 40 Bank Street will provide a further 396,000 sq ft of office accommodation upon its completion in the second half of the year. In addition certain tenants are known to be seeking to sub-let, of which Citigroup with 270,000 sq ft in 25 Canada Square and CSFB with 250,000 sq ft in 5 Canada Square are the most significant.

In addition to the existing vacant accommodation, the further supply of offices remains a key dynamic of the Central London market. There is currently approximately 6.4 million sq ft of speculative office development underway across Central London for delivery from now until 2005, with the peak in 2003, largely focused on the City. However, it is important to note that, unlike in the early 1990s, the landlord developers are generally well funded and therefore arguably under less pressure to transact immediately on completion. Importantly, at present there is limited new product planned to be delivered during and beyond 2005.

It is also important to note that even in today's subdued market, active demand currently stands at almost 5 million sq ft, with professional services, financial services, government and media the key sectors in similar proportions. In addition potential demand stands at around 6 million sq ft. An important characteristic of the active demand is that much of it is of a structural nature, i.e. driven by issues such as lease expiries, breaks and physical obsolescence which is likely to be more resilient than expansion led demand. Nevertheless occupiers remain cautious and transactions protracted. Notwithstanding that, the increased levels of viewings initially experienced at Canary Wharf in early summer have largely been sustained during the remainder of the year and overall are significantly above levels achieved in the latter part of 2001 and early 2002.

The focus of many occupiers remains cost and value for money, but retaining a preference for new, efficient, high quality office accommodation. Whilst 2003 will be another challenging year for the Central London market, Canary Wharf has and will, we believe, continue to attract these and other occupiers, providing as it does enhanced value in its buildings, high quality accommodation and environment on competitive financial terms and at a discount to prime West End and City rents.

Transport

The Government has recently announced its programme for Sustainable Communities which provides for significant new public investment in the Thames Gateway. We believe that this initiative enhances the business case for Crossrail, in particular the branch running through the Isle of Dogs. It also underscores the importance that both national and London Government places on the need to accommodate much of London's anticipated population and employment growth in this quadrant of London.

We have continued to work closely with all relevant bodies on the policy implications of this initiative including the funding implications, which we believe must be equitable and allocated between all those who will benefit from new infrastructure.

Progress continues to be made on near term initiatives. The DLR station at Heron Quays, partly funded by Canary Wharf, has opened and provides enhanced passenger facilities for people working at Heron Quays which will see significant increases in employment levels as buildings are occupied this year.

We continue to work with LUL on delivering the programme of enhancements which will secure the increased Jubilee Line capacity required to meet future demand.

Conclusion

As the current phase moves towards completion we are looking towards the future phases of development with confidence. Although the challenges facing your Company in today's market place are not without their difficulties, we believe our focus will achieve further progress for our shareholders.

Our continued ability to meet development, construction and leasing targets has only been possible through the exceptional sustained commitment of staff throughout the Company. Our thanks are due to them.

BUSINESS REVIEW

Property Portfolio

At the time of approving this Interim Statement, the investment properties in the group's ownership (totalling 7.3 million sq ft net in eighteen buildings) were 93.3% let and a further seven buildings (totalling 4.3 million sq ft net) were under construction, of which 87.7% is covered by agreements for lease.

The group's properties are under lease to high quality tenants which provide a diversified income stream. At 31 December 2002 the weighted average unexpired lease term for the total office portfolio (built and under construction) was approximately 23.2 years (or 19.4 years disregarding tenant break options). Of the square footage under lease, 22.2% will expire or is capable of being terminated during the next ten years.

In addition, space totalling 197,800 sq ft (or 1.7% of the total portfolio), is subject to put options which enable the relevant tenants to sub-let space back to the group for periods between 5 and 10 years at the end of which the space reverts to the tenant to the end of the lease term. Of this total, 108,300 sq ft is for a maximum period of 5 years and 89,500 sq ft is for a maximum period of 10 years. All such options expire prior to the end of 2003.

Properties under construction at 31 December 2002 which upon completion it is intended will be held as investment properties comprised the following:

Property Address	Approx. Net Internal Area (sq ft)	Expected Completion Date	Status
1 Churchill Place (BP1)	1,000,000	July 2004	Agreed to be leased to Ba option to put back up to call option over the adja
20 Bank Street (HQ1)	535,000	May 2003	Agreed to be leased to Mo
25-30 Bank Street (HQ2)	1,008,500	August 2003	Agreed to be leased to Le subject to put option ove period up to 5 years and period of up to 10 years
40 Bank Street (HQ3)	607,400	March 2003	133,300 sq ft agreed to b Arps Slate Meagher & Flom, option over 58,000 sq ft ft is for a period up to ft agreed to be leased to an option to lease a furt
10 Upper Bank Street (HQ5)	1,000,000	July 2003	Agreed to be leased to Cl subject to lease back of years and 52,000 sq ft fo
Jubilee Place Retail Centre (RT3)	89,800	September 2003	94% pre-let with the rema hands
	24,400	July 2004	Unlet
	4,265,100		

As well as the properties under construction referred to above, the group is continuing substructure works on the remaining sites on Canary Wharf as a preliminary to the development of those parts of the estate. In connection with this work, buildings DS3 (650,000 sq ft) and BP2 (200,000 sq ft) are being constructed to street level.

During the six month period to 31 December 2002 the group completed construction of three properties all of which were retained as investment properties (5 Canada Square, 20 Canada Square and the Canada Place Retail Extension).

* 5 Canada Square is a 515,100 sq ft building which has been leased to CSFB.
* 20 Canada Square is a 527,200 sq ft building of which 266,200 sq ft has been leased to the McGraw-Hill Companies. This tenant had previously agreed to lease 313,200 sq ft but exercised an option during the period to omit one floor of 47,000 sq ft from the lease.
* Canada Place Retail Extension is a 201,000 sq ft retail building of which 100,000 sq ft has been leased to Waitrose, 92,000 sq ft has been leased to Reebok and 9,000 sq ft has been leased to Conran Restaurants.

Uncommitted development sites on the original Canary Wharf total 1.5 million sq ft. In addition the development sites at North Quay and Riverside allow

development of 2.1 million sq ft net based on existing planning applications and applications have been made to modify and increase the permitted density to 4.2 million sq ft. Construction of new buildings will commence as and when market conditions allow.

Valuations

The net assets of the group, as stated in its consolidated balance sheet as at 31 December 2002, were £1,394.0 million. In arriving at this total:

(i) properties held as investments were valued at £3,741.8 million, which represents the Market Value (MV) of those properties at that date as determined by the group's external valuers, FPDSavills or CB Hillier Parker. In arriving at Market Value the valuers have ignored any potential value attributable to Enterprise Zone Allowances (EZAs) in the value of the property. Having consulted with the valuers, the directors estimate that the uplift in value attributable to EZAs would be approximately £320 million. The valuation has been adjusted by £41.4 million for tenant incentives as required by Urgent Issues Task Force Abstract 28 (Operating Lease Incentives) ('UITF 28') resulting in a carrying value of £3,700.4 million.

ii. properties under construction and properties held for development, shown as fixed assets, were carried at £959.1 million and £212.5 million respectively, representing their cost to the group.

The valuation of the investment portfolio includes those properties which were completed during the period..These properties were revalued resulting in a revaluation surplus over their cost of £188.1 million. For those properties held throughout the period the carrying value reduced from £3,278.8 million to £3,103.8 million, a reduction of £176.1 million or 5.4% net of additions and adjustments for UITF 28. The net revaluation surplus of £12.0 million has been taken to the revaluation reserve.

As well as valuing the investment properties, FPDSavills or CB Hillier Parker have valued all properties under construction, comprising those properties set out in the table under Property Portfolio above. The Market Value of properties under construction at 31 December 2002 was £1,602.0 million in comparison with a carrying value for accounts purposes of £959.1 million. In valuing the properties under construction, the valuers have allowed for estimated costs to complete including fit-out. In addition they have allowed for letting, disposal and marketing costs.

As regards properties held for development, the valuers have provided a joint opinion as at 31 December 2002 that the Market Value was £289.9 million in comparison with a carrying value for accounts purposes of £212.5 million. In valuing the properties held for development, the valuers have allowed for estimated costs to complete, including an allowance for fit-out. In addition they have allowed for letting, disposal and marketing costs and financing costs. The Market Value of £289.9 million represents a reduction of 34.4% after additions from that at 30 June 2002, which reflects a reduction in assumed rental growth, a longer development horizon and consequently a larger allowance for developer's profit.

At the same time as providing their opinion of the Market Value of properties under construction or held for development, the valuers were also instructed to give their opinion of the present value of the Net Realisable Value (NRV) of such properties. Net Realisable Value is defined in SSAP 9 (Stocks and Long-term Contracts) as 'the actual or estimated selling price (net of trade but before settlement discounts) less: (a) all further costs to completion; and (b) all costs to be incurred in marketing, selling and distributing'. This same definition of Net Realisable Value is reproduced in Practice Statement 21 of the RICS Manual 'Valuations of Trading Stock and Work in Progress, including Land and Buildings'. The Net Realisable Value of the group's properties under construction and properties held for development comprises an assessment of the total value to the group, arising from owning and developing those properties, being the aggregate of:

(a) the Market Value of the land;

(b) developer's profit;

(c) the effect on value of EZAs; and

(d) finance holding costs on the site value (and other minor items) arising from the fact that the land is already in the ownership of the group.

Thus, Net Realisable Value allows consideration to be given to the enhancement in value to the group arising from (b), (c) and (d) which do not form part of

the Market Value of the properties' existing state.

The approach adopted by the valuers in arriving at the present value of the Net Realisable Value at 31 December 2002 was consistent with that adopted at 30 June 2002. At 31 December 2002 the valuers adopted a discount rate of 6.38%, which represents a notional cost of borrowing equal to 2% above the 10-year gilt rate. This compares with a rate adopted at the previous year end of 7.15%.

On the basis outlined above, the valuers' opinion of the present value of the Net Realisable Value of the properties under construction at 31 December 2002 was £2,192.2 million. Their joint opinion of the present value of the Net Realisable Value of properties held for development at that date was £829.9 million in comparison with £903.8 million at 30 June 2002, a reduction of 11.9% after additions.

After total additions in the period of £476.6 million, the valuation of the property portfolio on the basis of the present value of Net Realisable Value reduced by £481.9 million to £6,763.9 million or 6.7%.

The carrying value of the group's properties for accounts purposes in comparison with the supplementary valuations provided by the external valuers is summarised in the table below:

	31 December 2002			30 June :	
	Carrying Value	Market Value in Existing State	Present Value of Net Realisable Value	Carrying Value	Marke Value i Existir Stat
	£m	£m	£m	£m	£
Investment properties	3,700.4*	3,741.8	3,741.8**	3,268.1*	3,278.
Properties under construction	959.1	1,602.0	2,192.2	936.6	1,915.
Properties held for development	212.5	289.9	829.9	178.7	390.
Total	4,872.0	5,633.7	6,763.9	4,383.4	5,584.

Notes:

* The carrying value of investment properties represents Market Value less an adjustment for UITF 28. This adjustment has not been made to the Market Value in existing state or the present value of Net Realisable Value.

** Investment properties are stated at Market Value which excludes any potential value attributable to EZAs.

Operating results

Turnover for the six months ended 31 December 2002 was £120.8 million, against £94.2 million for the six months ended 31 December 2001. Rental income increased from £73.4 million to £95.7 million, an increase of 30.4%. The impact of UITF 28 was to increase rental income by £9.5 million in the six months ended 31 December 2002 (six months ended 31 December 2001 - £2.6 million). Excluding the impact of UITF 28, rental income increased from £70.8 million to £86.2 million, an increase of 21.8%. This was attributable to the expiry of rent free or rent reduced periods and the commencement of rent on recently completed properties. Service charge income increased from £16.2 million to £18.6 million, an increase of 14.8%, due to the increased level of occupancy on the estate. Miscellaneous income increased from £4.6 million to £6.5 million over the period, reflecting increased insurance rents and the increased provision of tenant specific services (outside of the standard service charge) as occupancy on the estate increased.

Lease incentives include rent-free periods and other incentives given to lessees on entering into lease arrangements. Under UITF 28, the aggregate cost of lease incentives is recognised as an adjustment to rental income, allocated evenly over the lease term or the term to the first market rent review if earlier. The cost of other lease incentives is included within prepayments and spread on a straight line basis over a similar period. Accordingly the external valuation of investment properties is reduced for these incentives.

The effects of UITF 28 are summarised below:

Year ended 30 June 2002		Six months ended 31 December 2002	Si 31
£m		£m	
15.5	Profit and loss account:	9.5	

At 30 June 2002 £m	Increase in rental income	At 31 December 2002 £m	31
	Balance sheet:		
(10.7)	Decrease in investment properties	(41.4)	
-	Decrease in properties under construction	-	
26.2	Increase in prepayments and accrued income	66.4	

Rents payable and property management costs for the six months ended 31 December 2002 were £23.3 million, in comparison with £20.1 million for the same period in 2001. The underlying increase in property management costs is the result of increased occupancy on the estate and the increase in insurance costs.

For the six months ended 31 December 2002 gross profits were £97.5 million, an increase of £23.4 million over the previous period, attributable to the factors referred to above.

Administrative expenses for the six months ended 31 December 2002 were £17.1 million excluding pre-operating exceptional items, whilst for the six months to 31 December 2001 they were £19.8 million. During the six months ended 31 December 2002, a charge of £2.8 million was also incurred in writing down the carrying value of the group's investment in own shares which has been treated as an exceptional item (Note 1).

The directors estimate that administrative expenses of £12.8 million (or approximately 74.9% of the total excluding exceptional items) for the six months ended 31 December 2002 were attributable to the group's corporate and property investment activities. For the period ended 31 December 2001 administrative expenses attributable to these activities were estimated at £11.2 million, or 56.6% of the total.

The remainder of administrative expenses are attributable to unallocated overheads associated with the group's development programme which are expensed to the profit and loss account (as opposed to costs directly attributable to and capitalised as part of the cost of particular buildings). For the six months ended 31 December 2002 such unallocated development overheads totalled £4.3 million, representing approximately 25.1% of administrative expenses excluding exceptional items. For the six months to 31 December 2001 development overheads totalled £8.6 million or 43.4% of the total. The reduction in development overheads is largely attributable to letting costs which for the six months to 31 December 2001 were £3.2 million whereas for the period ended 31 December 2002 such costs totalled only £0.1 million.

For the six months ended 31 December 2002 operating profit was £78.4 million, in comparison with a profit of £54.5 million for the six months ended 31 December 2001. The improvement in the operating profit earned by the group is primarily attributable to the increase in turnover.

Net interest payable for the period to 31 December 2002 was £76.3 million, against £39.3 million for the period to 31 December 2001. The increase in net interest payable was attributable to the tap issues completed in February 2002 and October 2002 and the group's return of capital programme. The long term financing of the ten properties which were added to the group's securitisation vehicles ahead of completion enabled the return of capital programme to be accelerated whilst also providing funding for the completion of these properties.

The profit on ordinary activities after interest for the period was £5.0 million in comparison with a profit of £26.2 million for the equivalent period in 2001. The result for the period included £2.9 million (2001 - £13.4 million) of deferred consideration relating to the disposal of certain subsidiary undertakings in 1996. This income has been treated as an exceptional item. Prior to all exceptional items, the profit on ordinary activities after interest for the period was £4.9 million in comparison with £15.2 million for the previous period, a reduction of £10.3 million as a result of the higher net interest payable.

Taxation for the period to 31 December 2002, which has been calculated by reference to the anticipated effective tax rate for the year to 30 June 2003, was £0.1 million, in comparison with a charge of £2.0 million for 2001. These amounts were entirely attributable to deferred tax following the adoption of Financial Reporting Standard 19 (Deferred Tax) (FRS 19). This accounting standard has no effect on cash flow. Moreover, the directors believe it does not

reflect the actual tax which may become payable in the future.

The profit for the financial period after taxation for the six months to 31 December 2002 was £4.9 million in comparison with a profit of £24.2 million for the previous period. The reduction in profit was attributable to the increased interest charge and the change in deferred consideration referred to above, partly offset by the increase in turnover in the period.

On 22 October 2002 the directors declared a special dividend of 64.27p per share, totalling £372.8 million, which was paid on 29 November 2002 as part of the ongoing return of capital programme.

Balance sheet

On the basis of the group's statutory balance sheet, which does not reflect any revaluation of properties under construction or held for development, net assets at 31 December 2002 were £1,394.0 million in comparison with £1,860.3 million at 30 June 2002. The reduction in net assets was largely attributable to the return of capital during the period, comprising the special dividend of £372.8 million and share buy-backs of £108.1 million. This was offset by a revaluation surplus of £12.0 million and the profit for the period of £4.9 million. Net asset value per share at 31 December 2002 was £2.38 (30 June 2002 - £3.06), the reduction of 68p per share being attributable to the factors referred to above.

Allowing for the revaluation of properties under construction or held for development on the basis of the present value of the Net Realisable Value summarised in the table above, and adjusting for deferred taxation, the adjusted net asset value per share at 31 December 2002 was as set out in the table below.

	31 December 2002 £m	30 (
Net assets per statutory balance sheet	1,394.0	
Revaluation of properties under construction to NRV	1,233.1	
Revaluation of properties held for development to NRV	617.4	
Net assets after revaluation	3,244.5	
Add: Discounted deferred taxation provision	51.7	
Adjusted net assets	3,296.2	
Adjusted net assets per share	£5.63	
Fully diluted adjusted net assets per share	£5.51	

The reduction in fully diluted adjusted net assets per share from £6.83 at 30 June 2002 to £5.51 at 31 December 2002 is partly attributable to the special dividend of £372.8 million, equivalent to 64p per share. In addition, the reduction in the value of the property portfolio on a Net Realisable Value basis, after allowing for additions, was £481.9 million or 82p per share based on the closing number of shares.

In arriving at adjusted net asset value per share the provision recognised in accordance with FRS 19 (Deferred Tax) has been added back. FRS 19 requires, inter alia, provision for deferred tax on capital allowances claimed notwithstanding that no tax would become payable unless the related properties were disposed of. In contrast no provision is required for the tax which would become payable if the group were to dispose of its properties at their revalued amount. This inconsistency in the standard has therefore been reversed in calculating the adjusted net asset value per share.

Borrowings

In October 2002 a further tap issue on the June 2000 (second) securitisation was completed, involving the issue of £510 million of AAA and AA rated notes. The proceeds were used to fund a special dividend totalling £372.8 million (see Note 5) and in addition £39.8 million was set aside in certain reserves required to fund the completion of the three additional properties included in the tap issue. The combined pool of notes for the second securitisation is now £3,117.0 million of which £3,027.0 million (97%) is rated AAA or AA. The balance of £90 million, rated A or BBB, has been repurchased by the group but will be available for resale following completion of the buildings on Heron Quays in mid 2003.

At 31 December 2002, £44.3 million had been drawn down under the group's £1 billion construction loan facility. In addition, £77.4 million had been drawn under a separate £125 million loan facility. The remainder of these facilities are available to fund future construction.

In December 2002 the group entered into a £529.0 million facility which is to be secured against a property that is currently under construction. The facility may be drawn down when the property has reached practical completion, which is expected in July 2004, and the related construction facility has been repaid. The loan will bear interest at a hedged rate of 5.82% and has a final maturity in July 2034.

Also in December 2002, the group entered into a facility to borrow £85.0 million in January 2003 to fund the redemption of the Tranche D Notes (BBB rated) of the December 1997 securitisation. The term of the facility is 18 months from first drawing and the loan will carry an interest charge of LIBOR plus 2.1%. The group has entered into an interest collar arrangement which serves to cap the portion linked to LIBOR to 5.5%.

An analysis of net debt is given below. The increase in total borrowings from £3,950.0 million to £4,523.4 million reflects the £510 million tap issue of the second securitisation and draw-downs under the construction loan facilities. The increase in total borrowings was accompanied by a reduction in cash and term deposits to £1,099.1 million from £1,327.2 million, primarily as a result of development expenditure of £286.0 million, the special dividend of £372.8 million and share buy-backs of £108.1 million.

At 31 December 2002, the group's weighted average cost of debt was 6.2% (30 June 2002 - 6.3%).

At 31 December 2002, net debt (after cash in hand and cash collateral) stood at £3,424.3 million, up from £2,622.8 million at 30 June 2002 comprising:

	At 31 December 2002 £m
Securitised debt	3,825.6
Loans	119.1
Finance lease obligations	578.7
Total borrowings	4,523.4
Less: cash collateral for borrowings	(854.4)
Less: other cash collateral	(3.0)
	3,666.0
Less: cash deposits	(241.7)
Net debt	3,424.3

Cash flow

Net cash inflow from operating activities for the six months ended 31 December 2002 was £87.6 million in comparison with £39.0 million for the six months to 31 December 2001. This increase was partly attributable to the increase in rental income and partly to working capital movements.

Capital expenditure and financial investment for the six months ended 31 December 2002 was £283.5 million, compared with £422.4 million for the six months to 31 December 2001. For the period ended 31 December 2002 capital expenditure largely comprised development expenditure of £286.0 million in comparison with £430.5 million for the six months ended 31 December 2001. In November 2002 a special dividend totalling £372.8 million was paid.

The financing cash inflow for the six months ended 31 December 2002 was £465.5 million compared with an outflow of £47.4 million for the six months ended 31 December 2001. The period to 31 December 2001 included expenditure of £189.9 million on the purchase for cancellation of the company's own shares and the repayment of certain finance leases of £102.1 million. This was partially offset by drawings under the group's construction loan facilities. The cash inflow for the six months ended 31 December 2002 reflected drawings under construction loan facilities and the tap issue on the second securitisation, offset by share buy-backs of £108.1 million.

Segmental reporting

The Interim Statement incorporates disclosure concerning the results and net assets of two segments. The properties in each segment comprise:

Canary I

Those properties in the group's ownership within the original Canary Wharf estate identified at the time of the group's flotation, including the benefit of

the agreement with the British Waterways Board concerning the removal of the density cap. The status of these properties at 31 December 2002 was as follows:

	Net Internal Area million sq ft
Completed and let	6.8
Completed and available to let	0.5
Under construction and pre-let	3.8
Under construction and available to let	0.5
Uncommitted development sites	1.5
Total owned by group	13.1
Owned by third parties	2.5
Canary Wharf estate following removal of density cap	15.6

Canary II

Those properties outside of the original estate which, at 31 December 2002, and subject to obtaining planning consent to increase the approved density, comprised:

	Net Internal Area million sq ft
Uncommitted (based on existing planning permission):	
North Quay	1.4
Riverside South	0.[illegible]
	2.[illegible]
Applications for increased planning density	2.[illegible]
Potential future development (assuming successful application to increase planning density)	4.2

Taking the valuations set out earlier in this section, the net asset value attributable to each segment at 31 December 2002 was as follows:

	Canary I			(
	Book Value £m	MV £m	NRV £m	Book Value £m
Investment properties (Note)	3,700.4	3,741.8	3,741.8	-
Properties under construction	959.1	1,602.0	2,192.2	-
Properties held for development	65.9	135.0	395.0	146.6
	4,725.4	5,478.8	6,329.0	146.6
Other net liabilities prior to funding	(52.3)	(52.3)	(52.3)	(1.4)
Net assets prior to funding	4,673.1	5,426.5	6,276.7	145.2
Net debt (external)	(3,424.3)	(3,424.3)	(3,424.3)	-
Intragroup funding	145.2	145.2	145.2	(145.2)
Net assets	1,394.0	2,147.4	2,997.6	-

Note: The book value of investment properties is Market Value less an adjustment for UITF 28. This adjustment has been reversed when disclosing Market Value and Net Realisable Value in the above table.

The segmental analysis of the group's profit and loss account and balance sheet prior to revaluation of properties under construction and held for development for the period ended 31 December 2002 is set out in Note 2.

For the six months ended 31 December 2002, Canary I recorded a profit before tax of £7.0 million (2001 - £28.6 million).

Canary II recorded a loss before tax of £2.0 million for the six months ended 31 December 2002 (2001 - £2.4 million) attributable entirely to administrative expenses associated with working up proposals for its development sites. Of the total development overheads of £4.3 million for the six months ended 31 December 2002, the directors estimate that £2.3 million was attributable to Canary I and the remaining £2.0 million attributable to Canary II. The directors consider that development overheads attributable to Canary I will in due course reduce to an insignificant level upon completion of the development programme.

Throughout the six month period to 31 December 2002 Canary II was funded by way

of an interest free inter-company loan.

UNAUDITED CONSOLIDATED PROFIT AND LOSS ACCOUNT FOR THE SIX MONTHS ENDED 31 DECEMBER 2002

Audited Year ended 30 June 2002 £m		Notes	Unaudited Six months ended 31 December 2002 £m
206.8	Turnover - rents and service charges		120.8
	Cost of sales		
(39.2)	- rents and property management costs		(23.3)
167.6	GROSS PROFIT		97.5
	Administrative expenses		
(38.1)	- before exceptional item		(17.1)
-	- exceptional item: amortisation of investment in own shares	8	(2.8)
	Other operating income		
0.7	- before exceptional item		0.8
169.5	-exceptional item: net profit on sale of completed property	7	-
299.7	OPERATING PROFIT		78.4
	Exceptional items:		
13.4	- deferred consideration on disposal of subsidiary undertaking	8	2.9
(2.4)	-costs of group restructuring	1	-
48.8	Interest receivable	3	24.7
(156.4)	Interest payable	3	(101.0)
203.1	PROFIT FOR THE FINANCIAL PERIOD BEFORE TAXATION		5.0
(10.1)	Taxation	4	(0.1)
193.0	PROFIT FOR THE FINANCIAL PERIOD AFTER TAXATION	12	4.9
-	Dividend	5	(372.8)
193.0	TRANSFERRED TO RESERVES	11	(367.9)
	Earnings per share:		
30.0p	Basic	6	0.8p
29.7p	Diluted	6	0.8p
	Adjusted - before exceptional items:		
1.9p	Basic	6	0.8p
1.9p	Diluted	6	0.8p

The above results relate to the continuing activities of the group.

The interim results for the six months ended 31 December 2002 were approved by the Board of Directors on 11 March 2003.

UNAUDITED CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES FOR THE SIX MONTHS ENDED 31 DECEMBER 2002

Audited Year ended 30 June 2002 £m		Notes	Unaudited Six months ended 31 December 2002 £m
193.0	Profit for the financial period after taxation		4.9
458.4	Unrealised surplus on revaluation of investment properties	7	12.0

651.4	TOTAL RECOGNISED GAINS AND LOSSES RELATING TO THE PERIOD	16.9

UNAUDITED CONSOLIDATED BALANCE SHEET AT 31 DECEMBER 2002

Audited 30 June 2002 £m		Notes	Unaudited 31 December 2002 £m
	FIXED ASSETS		
3,268.1	Investment properties	7	3,700.4
936.6	Properties under construction	7	959.1
178.7	Properties held for development	7	212.5
8.1	Other tangible fixed assets		6.8
24.0	Investments	8	14.3
4,415.5			4,893.1
	CURRENT ASSETS		
-	Properties under construction and properties held for development	7	-
26.2	Debtors: due in more than one year		66.4
355.2	Debtors: due within one year.		183.4
1,327.2	Cash at bank and in hand	9	1,099.1
1,708.6			1,348.9
(341.7)	CREDITORS: Amounts falling due within one year		(491.4)
1,366.9	NET CURRENT ASSETS		857.5
5,782.4	TOTAL ASSETS LESS CURRENT LIABILITIES		5,750.6
(3,870.5)	CREDITORS: Amounts falling due after more than one year	9	(4,304.9)
(51.6)	Provisions for liabilities and charges	10	(51.7)
1,860.3	NET ASSETS		1,394.0
	CAPITAL AND RESERVES		
6.1	Called up share capital		5.9
	Reserves		
2.6	Share premium	11	4.1
1,513.9	Revaluation reserve	11	1,525.9
0.4	Capital redemption reserve	11	0.7
637.6	Special reserve	11	264.8
(300.3)	Profit and loss account	11	(407.4)
1,860.3	SHAREHOLDERS' FUNDS - EQUITY	12	1,394.0

UNAUDITED CONSOLIDATED CASH FLOW STATEMENT FOR THE SIX MONTHS ENDED 31 DECEMBER 2002

Audited Year ended 30 June 2002 £m		Notes	Unaudited Six months ended 31 December 2002 £m
81.2	NET CASH INFLOW FROM OPERATING ACTIVITIES		87.6
(173.6)	Returns on investments and servicing of finance		(124.9)
(941.3)	Capital expenditure and financial investment		(283.5)
-	Equity dividend paid		(372.8)
(1,114.9)			(781.2)
(1,033.7)	Cash outflow before management of liquid resources and financing		(693.6)
(150.3)	Management of liquid resources		48.3
902.5	Financing		465.5

(281.5)	DECREASE IN CASH IN THE PERIOD	9	(179.8)

Reconciliation of operating profit to operating cash flows

Audited Year ended 30 June 2002 £m		Unaudited Six months ended 31 December 2002 £m
299.7	Operating profit	78.4
(169.5)	Net profit on disposal of properties	-
1.0	Depreciation charges	0.4
0.5	Provision against investment	0.3
4.6	Amortisation of share option costs	4.0
(13.6)	Decrease/(increase) in debtors	0.2
(23.3)	Increase/(decrease) in creditors	13.8
(0.3)	Decrease in provision	-
(15.5)	Amortisation of lease incentives	(9.5)
(2.4)	Costs of group restructuring	-
81.2	Net cash inflow from operating activities	87.6

Capital expenditure and financial investment

Audited Year ended 30 June 2002 £m		Unaudited Six months ended 31 December 2002 £m
(957.2)	Additions to properties	(236.7)
(28.0)	Acquisition of development properties	(49.3)
(12.5)	Acquisition of own shares to support share option schemes	-
13.4	Deferred consideration on disposal of subsidiary undertaking	2.9
(2.0)	Purchase of tangible fixed assets	(0.4)
45.0	Deferred income relating to agreements for sale of property	-
(941.3)	Net cash outflow	(283.5)

UNAUDITED CONSOLIDATED CASH FLOW STATEMENT FOR THE SIX MONTHS ENDED 31 DECEMBER 2002

Financing

Audited Year ended 30 June 2002 £m		Unaudited Six months ended 31 December 2002 £m
1.6	Issue of shares	1.5
(392.4)	Purchase of own shares for cancellation	(108.1)
(382.8)	Repayment of secured loans	-
1,340.1	Issue of securitised debt	510.0
336.0	Drawdown of secured loans	62.1
902.5	Net cash inflow/(outflow)	465.5

The above cash flows relate to the continuing activities of the group.

NOTES TO THE INTERIM STATEMENT FOR THE SIX MONTHS ENDED 31 DECEMBER 2002

1 BASIS OF PREPARATION

The Interim Statement has been prepared having regard to the guidance in the non-mandatory statement issued by the Accounting Standards Board, 'Interim Reports', and on the basis of the accounting policies set out in the group's financial statements for the year ended 30 June 2002.

The financial information relating to the six month periods ended 31 December 2002 and 31 December 2001 is unaudited. The financial information for the year ended 30 June 2002 has been extracted from the group's financial statements to that date. These financial statements received an unqualified auditors' report and have been filed with the Registrar of Companies. The financial information does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985.

Group restructuring

On 4 December 2001 a restructuring of the group was completed and a new ultimate holding company was introduced by way of a scheme of arrangement in accordance with Section 425 of the Companies Act 1985. Group restructuring expenses of £2.4 million were treated as an exceptional item in accordance with Financial Reporting Standard 3 (Reporting Financial Performance) in the six months ended 31 December 2001.

2. SEGMENTAL REPORTING

The Business Review includes a discussion of segmental information, including a summary of the properties in each segment. For the purposes of the segmental information which follows, the carrying values of properties are stated on the basis adopted for statutory reporting purposes, which does not reflect any revaluation of properties under construction or held for development.

Balance sheet

	Unaudited At 31 December 2002			At 30	
	Canary I £m	Canary II £m	Total Group £m	Canary I £m	Ca
Properties	4,725.4	146.6	4,872.0	4,252.4	
Other net (liabilities)/ assets excluding net debt and intragroup funding	(52.3)	(1.4)	(53.7)	108.7	
Net assets prior to funding	4,673.1	145.2	4,818.3	4,361.1	
Net debt (external)	(3,424.3)	-	(3,424.3)	(2,622.8)	
Intragroup funding	145.2	(145.2)	-	122.0	
Net assets	1,394.0	-	1,394.0	1,860.3	

Profit and loss account

The group's turnover for the six months ended 31 December 2002 and the six months ended 31 December 2001 was attributable entirely to Canary I.

Administrative expenses for the six month period ended 31 December 2002 were £19.9 million including an exceptional charge relating to the amortisation of the investment in own shares of £2.8 million, compared with administrative expenses of £19.8 million for the six months ended 31 December 2001, of which £17.9 million (2001 - £17.4 million) was attributable to Canary I and £2.0 million (2001 - £2.4 million) to Canary II.

Canary I recorded a profit before taxation of £7.0 million for the six months ended 31 December 2002 (2001 - £28.6 million), whilst Canary II recorded a loss before taxation of £2.0 million (2001 - £2.4 million), attributable entirely to administrative expenses.

3 INTEREST

Audited Year ended 30 June 2002 £m		Unaudit Six mont ended Decemk 2(
	Receivable:	
48.8	Bank interest receivable	2(

48.8	Total	2[illegible]
	Payable:	
173.1	Notes and debentures	11[illegible]
18.2	Bank loans and overdrafts	[illegible]
41.1	Finance lease charges	1[illegible]
232.4		14[illegible]
	Less:	
(76.0)	Interest at 6.0% (year ended 30 June 2002 - 6.1%, six months ended 31 December 2001 - 6.2 %) on development financings transferred to development properties (Note 7)	(39.[illegible]
156.4	Total	10[illegible]

Interest payable of £39.9 million (year ended 30 June 2002 - £76.0 million, six months ended 31 December 2001 - £33.3 million) has been transferred to development properties (Note 7). The amount transferred includes £27.2 million attributable to the cost of funds forming part of the group's general borrowings which are utilised in financing construction (year ended 30 June 2002 - £43.0 million, six months ended 31 December 2001 - £29.6 million). For the six months ended 31 December 2001, finance lease charges of £24.2 million include £4.1 million relating to the acquisition of Indural Holdings Limited. The consideration payable on acquisition was treated as a charge required to restructure certain finance leases and accordingly shown as a component within interest payable.

4 TAX ON PROFIT ON ORDINARY ACTIVITIES

Audited Year ended 30 June 2002 £m		Unaudited Six months ended 31 December 2002 £m
	Current tax:	
-	UK corporation tax (see below)	-
	Deferred tax:	
(6.3)	Origination and reversal of timing differences	0.8
(3.8)	Net effect of discount	(0.9)
(10.1)	Total deferred tax (Note 10)	(0.1)
(10.1)	Total tax on profit on ordinary activities	(0.1)

No provision for corporation tax has been made in the consolidated results of the group for the six months to 31 December 2002 (six months to 31 December 2001 - £Nil) due to the availability of tax losses brought forward from previous periods and other tax reliefs available to offset the profit for the period. It is anticipated that these tax losses brought forward and other tax reliefs will impact on future tax charges.

5 DIVIDENDS

Audited Year ended 30 June 2002 £m		Unaudited Six months ended 31 December 2002 £m
-	Dividend at 64.27p per share	372.8

On 22 October 2002 the company declared the return of £375 million of capital to shareholders by way of a special dividend which was paid on 29 November 2002. Payment of dividends totalling £2.2 million was waived by the Trustee for 3.4 million shares held on behalf of the group's various share option plans.

As a result of the special dividend, the exercise price for certain of the group's share option schemes was reduced giving rise to an exceptional charge of £2.8 million (see Note 8).

6 EARNINGS PER SHARE

Basic earnings per share is calculated by reference to the profit for the financial period after taxation attributable to ordinary shareholders of £4.9

million (year ended 30 June 2002 - £193.0 million, six months ended 31 December 2001 - £24.2 million) and on the weighted average of 586.0 million shares in issue (June 2002 - 642.9 million, December 2001 - 658.9 million).

The calculation of diluted earnings per share for the six months ended 31 December 2002 is based on the profit for the financial period after taxation attributable to ordinary shareholders of £4.9 million (year ended 30 June 2002 - £193.0 million, six months ended 31 December 2001 - £24.2 million) and the diluted weighted average of 587.9 million shares (June 2002 - 649.8 million, December 2001 - 667.4 million). The calculation of the number of shares which are dilutive is based on the number of potential shares outstanding as adjusted for the difference between the exercise price and the weighted average share price for the period. The difference between the basic weighted average number of shares and the diluted weighted average comprises the following:

Warrants
Share options

Total

The earnings per share before exceptional items for the period ended 31 December 2002 have been calculated on the profit after taxation excluding exceptional items for the period of £4.8 million (year ended 30 June 2002 - £12.5 million, period ended 31 December 2001 - £13.2 million).

7. INVESTMENT PROPERTIES AND PROPERTIES UNDER CONSTRUCTION AND HELD FOR DEVELOPMENT

Freehold properties held as tangible fixed assets:	Investment properties £m	Properties under construction £m
At 1 July 2002 pre-adjustment for UITF 28	3,278.8	936.6
Adjustment for UITF 28	(10.7)	-
As at 1 July 2002	3,268.1	936.6
Additions including interest	0.4	442.4
Transfer of completed properties	419.9	(419.9)
Revaluation	12.0	-
As at 31 December 2002	3,700.4	959.1
Adjustment for UITF 28	41.4	
Market Value at 31 December 2002	3,741.8	
Of which, subject to lease and finance leaseback arrangements	1,003.4	
Historical cost	1,942.9	

Investment properties are recorded at valuation less the cost of unamortised tenant incentives incurred at the balance sheet date in accordance with UITF 28. The remaining unamortised tenant incentives are held within prepayments in the balance sheet.

During the period ended 31 December 2002 the group completed construction of three buildings at Canary Wharf that were retained as investment properties, 5 Canada Square, 20 Canada Square and the Canada Place Retail Extension. These properties have been revalued externally at 31 December 2002 on the basis of Market Value in accordance with the Appraisal and Valuation Manual published by the Royal Institution of Chartered Surveyors ('Market Value'). This resulted in a surplus upon revaluation of £188.1 million which has been taken to the revaluation reserve.

The group's other investment properties have also been revalued externally as at 31 December 2002 on the basis of Market Value. These valuations were undertaken by either FPDSavills Commercial Limited, Chartered Surveyors, or CB Hillier Parker Limited, Surveyors and Valuers. Each property has been valued individually on a free and clear basis and not as part of a portfolio and no account has been taken of any intragroup leases or arrangements. No allowance has been made for any seller's expenses of realisation nor for any taxation which might arise in the event of disposal. The surplus arising on the valuations at 31 December 2002 including that on properties completed during the period (£12.0 million) has been transferred to the revaluation reserve.

Properties under construction and properties held for development at 31 December

2002 which are to be retained are carried at their fair value at the time of acquisition of the Canary Wharf Holdings Limited group in December 1995, less subsequent disposals plus additions at cost, subject to any provision for impairment.

At 31 December 2002 properties under construction held as fixed assets included £78.9 million (30 June 2002 - £67.2 million) in respect of financing costs.

In April 2002, 8 Canada Square achieved practical completion and the building was sold under the terms of a development agreement entered into in October 1998. The sale of this property resulted in a profit on disposal of £169.5 million in the year ended 30 June 2002.

On 6 November 2000, the group entered into an Agreement for Lease with Clifford Chance for the lease of 785,000 sq ft in a new 1 million sq ft building under construction on Heron Quays (parcel HQ5). The group has acquired the sub-leasehold interest (with approximately 14.5 years now unexpired) in 200/202 Aldersgate Street, a 437,000 sq ft office building in the City of London, and has underlet the premises to Clifford Chance for a term of approximately 5 years at the same rent as that under the sublease. Clifford Chance have the right to terminate their lease on giving not less than three months notice following practical completion of HQ5, in which event the group will sublet the premises or dispose of its interest on the open market.

8 INVESTMENTS

Cost:	Own shares £m	Other investments £m
At 1 July 2002	26.3	2.1
Transferred to participants	(0.4)	-
Received from participants	0.2	-
At 31 December 2002	26.1	2.1
Amounts written off:		
At 1 July 2002	(3.9)	(0.5)
Written off	(9.3)	(0.3)
Transferred to participants	0.1	-
At 31 December 2002	(13.1)	(0.8)
Net book amount:		
At 31 December 2002	13.0	1.3
At 1 July 2002	22.4	1.6

During 2001 the company acquired 5.2 million of its own shares at a cost of £26.8 million in connection with certain of the group's share option schemes. Such shares are initially recorded at cost and written down to the exercise price over the period to vesting. Prior to the payment of the special dividend on 29 November 2002 the exercise price for the relevant schemes was £4.00 per share. As a result of the special dividend, the amount payable by employees on exercise was reduced from £4.00 to £3.3117. The carrying value of the group's investment in own shares has accordingly been reduced in order to reflect the reduction in amount recoverable. This has resulted in an exceptional charge to operating profit of £2.8 million.

In October 1996 the group sold its interest in the limited partner companies of the First Tower Limited Partnership, subject to payment of deferred consideration contingent upon the satisfaction of certain conditions. During the period to 31 December 2001 these conditions were confirmed as having been satisfied and the group became entitled to receive £13.4 million net of expenses. In the period to 31 December 2002, the group became entitled to receive an additional £2.9 million net of expenses. These amounts are recognised in the profit and loss account for the relevant period as an exceptional item. This did not give rise to deferred tax in the period.

9 NET DEBT

The amounts at which borrowings are stated comprise:

	Securitised debt £m	Construction loans £m	Finance leas obligatior £
At 1 July 2002	3,317.9	55.1	577.
Drawn down in period	510.0	62.1	
Deferred financing expenses	(4.9)	(0.8)	0.
Accrued finance charges	2.6	2.7	1.
At 31 December 2002	3,825.6	119.1	578.
Payable within one year or on demand	141.1	77.4	
Payable in more than one year	3,684.5	41.7	578.
	3,825.6	119.1	578.

In November 2000 the group concluded a seven year £1 billion revolving construction loan facility of which £44.3 million had been drawn down prior to 31 December 2002. Drawings under the facility are secured by first-ranking fixed and floating charges over the properties which are subject to the financing and by the guarantee of the parent company. Drawings bear interest at a margin of 1% over LIBOR and are repayable on the date falling three months after the scheduled completion date for the property being financed, subject to the group's ability to extend on certain conditions.

In October 2001 the group entered into a further £125 million construction loan facility of which £77.4 million was drawn down prior to 31 December 2002.

In October 2002 a further tap issue on the June 2000 (second) securitisation was completed, raising £510 million. The notes issued comprise a new A6 Tranche issued in a principal amount of £325.0 million with interest payable at three month LIBOR plus 0.45% stepping up to LIBOR plus 1.125% in October 2005. These notes are fully hedged at 5.49925% to October 2005 and 6.17425% thereafter. The notes are repayable in instalments from October 2005 with a final maturity date of October 2033. A further £185.0 million was raised by the re-issue of £125.0 million 'AAA' rated and £60.0 million 'AA' rated fully revolving short-term notes. Interest is payable at three month LIBOR with a margin of 0.40% for the ' AAA' notes and 0.5% for the 'AA' notes. These notes were fully hedged at 5.4242% for the 'AAA' and 5.4589% for the 'AA' notes. The notes have a final maturity date of October 2033. The new notes issued may be redeemed at the option of the issuer in an aggregate amount of not less than £1 million on any interest payment date subject to the current rating of the debentures not being adversely affected and certain other conditions affecting the amount to be redeemed.

In December 2002, the group entered into a £529.0 million facility secured against a property that is currently under construction. The loan facility may be drawn when the property has reached practical completion and the related construction funding has been repaid. The loan will bear interest at hedged rate of 5.82% and has a final maturity in July 2034.

Also in December 2002, a group company entered into a facility to borrow £85.0 million in January 2003 to fund the redemption of the Tranche D Notes (BBB rated) of the December 1997 securitisation. The term of the facility is one year from first drawing with a six month extension option, and the loan will carry an interest charge of LIBOR plus 2.1%. The group has entered into an interest collar arrangement which serves to cap the portion linked to LIBOR to 5.5%.

At 31 December 2002 the group held sterling cash deposits totalling £1,099.1 million (30 June 2002 - £1,327.2 million), comprising deposits placed on money market at call and term rates. Total cash deposits included £854.4 million (30 June 2002 - £899.8 million) held by third parties as cash collateral for the group's borrowings, and £3.0 million (30 June 2002 - £5.9 million) charged to third parties as security for the group's obligations. Unsecured cash deposits totalled £241.7 million at 31 December 2002 (30 June 2002 - £421.5 million).

The movement in net debt for the six months ended 31 December 2002 was as follows:

	1 July 2002 £m	Cash flow £m	Other non-cash changes £m
Cash at bank	1,327.2	(228.1)	-
Amounts on deposit not available on demand	(905.7)	48.3	-

	421.5	(179.8)	-
Debt due after 1 year	(3,293.5)	(530.5)	97.8
Debt due within 1 year	(79.5)	(41.6)	(97.4)
Finance leases	(577.0)	15.9	(17.6)
	(3,950.0)	(556.2)	(17.2)
Amounts on deposit not available on demand	905.7	(48.3)	-
Net debt	(2,622.8)	(784.3)	(17.2)

Decrease in cash in the six months
Increase in debt and lease financing

Change in net debt resulting from cash flows
Non-cash movement in net debt

Movement in net debt in the six months
Net debt at 1 July 2002

Net debt at 31 December 2002

10 PROVISIONS FOR LIABILITIES AND CHARGES

	31 December 2002 £m	3(
Deferred taxation:		
Accelerated capital allowances claimed	(89.6)	
Other timing differences	(34.4)	
Undiscounted deferred tax liability	(124.0)	(:
Discount	72.3	
Discounted deferred tax liability	(51.7)	

	Six months ended 31 December 2002 £m	Six n 31 De(
At 1 July	(51.6)	
Deferred tax charge in profit and loss account for the period	(0.1)	
At 31 December	(51.7)	

As the group has no current intention to sell its investment properties, it is not expected that the deferred tax liability will crystallise in the foreseeable future.

In accordance with FRS19, no provision has been made for deferred tax on gains on property revalued to its market value. If the group's properties were sold at their market value, a tax liability of no more than £272 million would arise. However, in the light of an ongoing review based on current legal advice, this figure may be reduced. As the group has no present intention to sell its investment properties, it is not expected that any liability will arise in the foreseeable future and no provision for this contingent liability has been made.

11 RESERVES

	Share premium account £m	Revaluation reserve £m	Capital redemption reserve £m	Special reserve £m	P
At 1 July 2002	2.6	1,513.9	0.4	637.6	
Issue of shares under share option schemes	1.5	-	-	-	
Reserve movements in respect of share option schemes	-	-	-	-	
Acquisition and cancellation of own shares	-	-	0.3	-	
Revaluation of investment properties	-	12.0	-	-	
Transfer to profit and loss account	-	-	-	(372.8)	
Retained loss for the financial period	-	-	-	-	
At 31 December 2002	4.1	1,525.9	0.7	264.8	

The special reserve arose from a restructuring of the group which was completed on 4 December 2001 involving the introduction of a new holding company for the group by way of a scheme of arrangement in accordance with Section 425 of the Companies Act 1985. The transfer to profit and loss account is equivalent to the dividend paid in the period.

12 RECONCILIATION OF MOVEMENT IN SHAREHOLDERS' FUNDS

	Six months ended
Profit for the financial period before dividends	
Dividends	
Revaluation surplus	
New shares issued under the group's share option schemes	
Movement in respect of share option schemes	
Cancellation of shares	
Net movement on shareholders' funds	
Opening shareholders' funds	
Closing shareholders' funds	

This information is provided by RNS
The company news service from the London Stock Exchange

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Canary Wharf Group - Director Shareholding

RNS Number:8017I
Canary Wharf Group PLC
17 March 2003

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company
CANARY WHARF GROUP plc

2. Name of director(s)
Michael F Price

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest
See 5. below

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
MFP Investors LLC

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)
Notification relates to MFP Investors LLC of which Michael F Price is Managing Partner.

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
Share Purchase

7. Number of shares / amount of stock acquired
3,000,000

8. Percentage of issued class£
0.5128%

9. Number of shares/amount of stock disposed
N/A

10. Percentage of issued class
N/A

11. Class of security
Ordinary shares of 1 pence each

12. Price per share
i. 2,000,000 at £1.7404
ii. 1,000,000 at £1.5456

13. Date of transaction
(i) 13 March 2003
(ii) 14 March 2003

14. Date company informed
14 March 2003

15. Total holding following this notification
3,000,000

16. Total percentage holding of issued class following this notification £
0.5128%

If a director has been granted options by the company please complete the following boxes. N/A

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information
£ Based on issued share capital of 585,008,225 shares of 1 pence each as at 14 March 2003.

24. Name of contact and telephone number for queries
Anna Marie Holland - 020 7537 5396

25. Name and signature of authorised company official responsible for making this notification
John Garwood

Company Secretary

Date of Notification
17 March 2003

This information is provided by RNS
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Canary Wharf Group - Holding(s) in Company

RNS Number:8978I
Canary Wharf Group PLC
18 March 2003

NOTIFICATION OF MAJOR INTEREST IN SHARES

On 17 March 2003 pursuant to Sections 198 - 202 of the Companies Act 1985, Canary Wharf Group plc ("the Company") was notified that Franklin Resources, Inc. and its affiliates ("Franklin"), which includes Franklin Mutual Advisers, LLC and Templeton Worldwide, Inc. and its affiliates, had reduced their interest in the ordinary shares of the Company to 40,616,718 (representing 6.9429%* of the Company's issued share capital).

The details of Franklin's current holding are as follows:

Registered Holder	No. of Shares
Chase Manhattan Bank	40,100
HSBC	422,000
Bank of New York Nominees	40,154,618
TOTAL	40,616,718

Note:

*As at 17 March 2003, the Company had an issued share capital of 585,008,225.

Contact for queries: Anna Marie Holland

020 7537 5396

Company Official

making Announcement: John Garwood

Company Secretary

Canary Wharf Group plc

This information is provided by RNS
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Canary Wharf Group - Re London Underground

RNS Number:3949J
Canary Wharf Group PLC
31 March 2003

31st March 2003

CANARY WHARF GROUP PLC

30 THE SOUTH COLONNADE

London Underground Limited (LUL) has served one years notice to exercise a break clause relating to 30 The South Colonnade, Canary Wharf (282,300 sq ft) which will take effect on 24 April 2004.

The operations of London Underground will shortly be re-organised under Transport for London, which is part of the Greater London Authority.

As part of this re-organisation a significant element of the London Underground maintenance and infrastructure functions, which are located at Canary Wharf, will be assumed by new PPP providers, Tube Lines and Metronet. This reorganisation has led to a reduction in the space requirements of London Underground and, as a result, LUL has served the above notice.

The 282,300 sq ft occupied by LUL was included in the 312,500 sq ft of office space, which was noted in the Canary Wharf Group Plc Interim Statement for the six months ended 31st December 2002, as being subject to break clauses exercisable during the period to the end of 2004.

- ends -

NOTES TO EDITORS:

Rent payable on the 282,300 sq ft at 30 The South Colonnade is £9 million per annum.

Enquiries:

Wendy Timmons

Head of Communications

Canary Wharf Group plc

Tel: 020 7537 5025

Canary Wharf Group - Doc re. Interim Statement

RNS Number:5111J
Canary Wharf Group PLC
01 April 2003

Doc. Re. Interim Statement 31 December 2002

Canary Wharf Group plc

Documents lodged with the UK Listing Authority

Pursuant to paragraphs 9.31 and 9.32 of the Listing Rules, Canary Wharf Group plc confirms that two copies of the Interim Statement for the six months ended 31 December 2002 have been submitted to the UK Listing Authority.

The document will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

The Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

Tel: (020) 7676 1000

Dated: 1 April 2003

Contact for queries:
Anna Marie Holland Tel No: 020 7537 5396

Company official making Announcement:
John Garwood, Group Company Secretary, Canary Wharf Group plc

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The company news service from the London Stock Exchange
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